Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form F-3) and related Prospectus of Atlantica Sustainable Infrastructure plc for the registration of Ordinary Shares, Senior Debt Securities, Subordinated Debt Securities and Warrants and to the incorporation by reference therein of our reports dated February 27, 2021, with respect to the consolidated financial statements of Atlantica Sustainable Infrastructure plc, and the effectiveness of internal control over financial reporting of Atlantica Sustainable Infrastructure plc, included in its Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, S.L.

Madrid, Spain

August 3, 2021